SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February [●], 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Pierce
Laura Veator

Re:	BeLive Holdings
Amendment No.4 to Draft Registration Statement on Form F-1
CIK No. 0001982448

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 4 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated January 24, 2024, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating the Amended DRS submitted on January 10, 2024 (the “Registration Statement”). We have reproduced the comments below, and the Registrant’s responses follow each comment.

Amendment No. 3 to Draft Registration Statement on Form F-1

Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022 4. Revenue, page F-73

1. Clarify your disclosure to describe the judgments and uncertainties with your ability to determine it is probable that you will collect the consideration to which you are entitled, and it is appropriate to recognize revenue. Describe the significant changes in your customers’ ability to pay during the periods presented and the impairment losses recognized for each period presented relating to revenue previously recognized. Disclose your basis for determining it is probable that you will collect the consideration to which you are entitled for revenue recognized during the period.

Response:

The disclosure has been revised accordingly on page F-73.

12. Trade and other receivables, page F-79

2. You disclose that you assess credit risk based on a provision matrix within lifetime expected credit loss (not credit impaired). Further, credit-impaired debtors with gross carrying amounts of $860,010 as at June 30, 2023 is assessed individually and 100% allowance for expected credit loss was made in respect of these balances. Please further clarify how you estimated the lifetime expected credit loss for balances that are not considered credit impaired and how these estimates are reflected in your loss allowance balance.

Response:

The disclosure has been revised to clarify how the Registrant estimated the lifetime expected credit loss for balances that are not considered credit impaired and how these estimates are reflected in its loss allowance balance.

See page F-79.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com).

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
Spartan Capital Securities LLC
Lucosky Brookman LLP
MSPC Certified Public Accountants and Advisors A Professional Corporation